

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Via E-mail
Robert L.G. Watson
President and Chief Executive Officer
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, Texas 78258

> **Re:** **Abraxas Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed April 24, 2013**
> **File No. 333-188110**

Dear Mr. Watson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Calculation of Registration Fee

1.   Please provide us with an analysis as to whether you should register:

- The preferred stock underlying the depositary shares; and

- The preferred stock, common stock and debt securities underlying the warrants.

Where You Can Find More Information, page ii

2.   Please revise to incorporate by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. See Compliance and Disclosure Interpretations, *Securities Act Forms*, Question 123.05 at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm*.

Exhibits, page II-3

3.   We note that the exhibit index beginning at page II-12 is not consistent with the index beginning at page II-3. For example, the index at page II-12 does not reference Exhibit 25.1 or the footnotes that appear in the index at page II-3. Please revise accordingly.

4.   Please provide your analysis as to why the forms of Deposit Agreement, Warrant Agreement and Guarantee are not being filed. In this regard, we note your disclosure at page 18 and counsel's statements at pages 1 and 2 of its opinion suggesting that the forms of Deposit Agreement, Deposit Receipt, Warrant Agreement and Guarantee are, or will be, filed as exhibits to the registration statement.

5.   Similarly, you state at page 20 that the Rights will be issued under a separate Rights Agreement. However, you are filing as an exhibit a Rights Agreement that is dated as of March 16, 2010 that appears to relate to rights distinct from those covered by the registration statement. Please advise.

6.   The indentures that are being incorporated by reference as Exhibits 4.3 and 4.4 do not appear to have been filed with your Form S-3 (File No. 333-132971) as indicated in your filing. In any event, you may not incorporate by reference exhibits that are incomplete as described in Instruction 1 to Item 601 of Regulation S-K. Please file each indenture as appropriate. We also note your statement at page 3 of the registration statement and at page 1 of counsel's opinion that forms of indentures have been filed as exhibits to the registration statement.

Exhibit 5.1

7.   Counsel must provide an opinion with respect to the securities underlying the Debt Securities and Preferred Stock (in each case, insofar as such securities may convert into shares of common stock), the Depositary Shares, the Warrants, the Rights and the Units. Please obtain and file a new legality opinion that clearly articulates such opinions. See, for example, Section II.B.1.f. of Staff Legal Bulletin No.19, *Legality and Tax Opinions in Registered Offerings*, available at *http://www.sec.gov/interps/legal/ cfslb19.htm*.

8.   The defined term "Offered Securities" does not include the Rights covered by the registration statement. Please explain to us the reason for excluding the Rights from such defined term in the context of how such term is used throughout the opinion.

9.   We note the assumptions contained in the third sentence in the fifth paragraph at page 2. Please obtain and file a new legality opinion that carves out from such assumptions the Company and the Subsidiary Guarantors. See Section II.B.3.a. of Staff Legal Bulletin No.19, *Legality and Tax Opinions in Registered Offerings*, available at *http://www.sec.gov/interps/legal/cfslb19.htm*.

10.   We note counsel's rendered opinion with respect to the Depositary Shares and Warrants. We understand such securities to be contractual obligations issued pursuant to agreements. In this regard, please obtain and file a new legality opinion that opines as to whether such securities are binding obligations under the law of the jurisdiction governing the Deposit Agreement and Warrant Agreement, as the case may be. To the extent counsel believes such securities should be treated in a similar fashion as shares of capital stock under applicable state law, please provide a detailed analysis.

11.   We note paragraph (a) at page 4. Counsel may opine on the laws of the states in which they are admitted to practice. Also, an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is nevertheless acceptable so long as the opinion is not qualified as to jurisdiction. In this regard, please obtain and file a new legality opinion (i) from counsel that is admitted to practice in the State of Nevada (the Company's state of incorporation) and the states of the laws governing the Indentures, Deposit Agreement, Warrant Agreement, Rights Agreement and Unit Agreement or (ii) that does not inappropriately qualify counsel's expertise. See Section II.B.3.b. of Staff Legal Bulletin No.19, *Legality and Tax Opinions in Registered Offerings*, available at *http://www.sec.gov/interps/legal/cfslb19.htm*.

12.   We note that counsel is expressing an opinion as to New York law. Please confirm that New York law governs the agreements referenced in comments 4, 5 and 6 herein.

13.   Paragraph (b) at page 4 refers to defined terms ("Securities" and "Co-Registrants") that have not been defined in the opinion. Please revise accordingly.

14.   Please obtain and file a new legality opinion that does not assume that the Company has the necessary number of authorized shares. See Section II.B.3.a. of Staff Legal Bulletin No.19, *Legality and Tax Opinions in Registered Offerings*, available at *http://www.sec.gov/interps/legal/cfslb19.htm*.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       Steven R. Jacobs